Exhibit 3.38

CERTIFICATE OF FORMATION

OF

COOPER POWER SYSTEMS, LLC

1.	The name of the limited liability company is Cooper Power Systems, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective on January 1, 2008.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Cooper Power Systems, LLC this 10th day of December 2007.

COOPER ELECTRICAL INTERNATIONAL, INC., Sole Member

By:	/s/ Barbara A. Widra
Barbara A. Widra, Assistant Secretary Authorized Person